Emmy Claim



1344
92H.063
278
705501
772
92H.053
839
757
876
800
700
900
1000
1100
1200
1096
1124
1300
1186
1180
1003168
1352
1000190
BCB 95066
1000189
FOUR AND ONE HALF MILE 2
YALE 23
YALE 25
1000192
1000188
1000181
1000182
518
509
681
0
500
1000 m.
Map center: 49° 36' 7" N, 121° 26' 20" W



Fort St. John
Terrace
Quesnel
Williams Lake
Revelstoke
Vernon
Vancouver
Trail
Victoria

Legend

- Indian Reserves
- National Parks
- Conservancy Areas
- Parks

MTO Grid (MTO)

- Blocked by MEM
- Other

Mineral Tenure (current)

- Mineral Claim
- Mineral Lease

Mineral Reserves (current)

- Placer Claim Designation
- Placer Lease Designation
- No Staking Reserve
- Conditional Reserve
- Release Required Reserve
- Surface Restriction
- Recreation Area
- Others

Integrated Cadastral Fabric

- Survey Parcels
- BCGS Grid

Contours (1:250K)

- Contour - Index
- Contour - Intermediate
- Areaof Exclusion
- Areaof Indefinite Contours

Annotation (1:20K)

Transportation - Points (TRIM)

- Helipad

Transportation - Lines (TRIM)

- Airfield

Scale: 1:27,337

This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.